February 3, 2020

Philippe Deschamps
President and Chief Executive Officer
Helius Medical Technologies, Inc.
642 Newtown Yardley Road, Suite 100
Newtown, Pennsylvania 18940

       Re: Helius Medical Technologies, Inc.
           Registration Statement on Form S-3
           Filed January 27, 2020
           File No. 333-236101

Dear Mr. Deschamps:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at (202) 551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Darren DeStefano